SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                 Report on Form 6-K for the month of August 2003
                                     -------

                  Hellenic Telecommunications Organization S.A.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                                  Form 20-F _4_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                                     Yes ___ No ____


Enclosures:

1. Press release dated: August 28, 2003

      OTE Q2 2003 Additional Segment and Romtelecom Information


    ATHENS, Greece--(BUSINESS WIRE)--Aug. 28, 2003--Hellenic
Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced consolidated results (prepared under US GAAP) for the quarter and six months ended June 30, 2003.


          HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE)
                           AND SUBSIDIARIES
                          Segment Reporting
                       Prepared under U.S. GAAP
           for the six months ended June 30, 2003 and 2002
                        (In millions of Euro)
                                                       All
                              OTE   Cosmote Romtelecom Other   Total
Operating Revenues:
Domestic Telephony            949.7       -     187.6   11.1  1,148.4
International Telephony       130.7       -      33.0   12.9    176.6
Mobile telephony services         -   608.9       2.5   43.3    654.7
Other                         482.9    13.4      33.8  136.9    667.0
Total Operating Revenues    1,563.3   622.3     256.9  204.2  2,646.7
                           -------------------------------------------

Intersegment Revenues        (117.1)  (97.1)     (0.7) (91.2)  (306.1)

Revenue from External
 Customers                  1,446.2   525.2     256.2  113.0  2,340.6

Operating Expenses:
Payroll and employee
 benefits                    (400.6)  (28.4)    (92.6) (28.1)  (549.7)
Voluntary retirement costs    (25.5)                            (25.5)
Reserve Reversal               54.6                              54.6
Total                        (371.5)
Payments to international
 operators                    (70.2)   (8.3)     (7.3)  (5.0)   (90.8)
Payments to mobile
 telephony operators         (251.9)  (98.2)    (32.8) (13.1)  (396.0)
Depreciation and
 amortization                (289.6)  (78.3)    (45.0) (29.5)  (442.4)
Other operating expenses     (299.5) (223.7)    (52.5)(129.1)  (704.8)
                           -----------------          -------
Total Operating Expenses   (1,282.7) (436.9)   (230.2)(204.8)(2,154.6)
                           -------------------------------------------

                           -------------------------------------------
Operating Income              280.6   185.4      26.7   (0.6)   492.1
                           -------------------------------------------

EBITDA                        570.2
                           -------------------------------------------


          HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE)
                           AND SUBSIDIARIES
                          Segment Reporting
                       Prepared under U.S. GAAP
           for the six months ended June 30, 2003 and 2002
                        (In millions of Euro)
                                             Adjustments &
                                              EliminationsConsolidated
Operating Revenues:
Domestic Telephony
International Telephony
Mobile telephony services
Other
Total Operating Revenues                           (306.1)    2,340.6
                                             -------------------------

Intersegment Revenues

Revenue from External Customers

Operating Expenses:
Payroll and employee benefits                         3.1      (546.6)
Voluntary retirement costs                                      (25.5)
Reserve Reversal                                                 54.6
Total
Payments to international operators                   1.2       (89.6)
Payments to mobile telephony operators              106.5      (289.5)
Depreciation and amortization                         0.1      (442.3)
Other operating expenses                            184.7      (520.1)
                                             -------------------------
Total Operating Expenses                            295.6    (1,859.0)
                                             -------------------------

                                             -------------------------
Operating Income                                    (10.5)      481.6
                                             -------------------------

EBITDA
                                             -------------------------



                              ROMTELECOM
         CONSOLIDATED and STAND ALONE CONDENSED BALANCE SHEET
           As of June 30, 2003, in accordance with US GAAP
                          (In EUR Thousands)


                                             Consolidated Stand-Alone
                                              (Unaudited) (Unaudited)
Property, plant and equipment                  1,901,247    1,809,229
Intangible assets                                 12,440        4,642
Investments and other long-term assets            67,825      227,321
Long-term assets                               1,981,512    2,041,192

Inventories                                       22,255       18,939
Trade and other receivables                      138,568      130,106
Cash and cash equivalents                         87,745       86,870
Current assets                                   248,568      235,915

Total assets                                   2,330,080    2,277,107

Shareholders' Equity                           1,346,047    1,556,472

Borrowings                                       185,385      185,385
Trade payables                                   165,862      163,862
Other liabilities                                 66,393       66,286
Long-term liabilities                            417,640      417,533

Trade and other payables                         308,170      213,818
Borrowings                                       158,223       89,284
Current liabilities                              466,393      303,102

Total liabilities                                884,033      720,635

Total liabilities and shareholders' equity     2,230,080    2,277,107



                              ROMTELECOM
            CONSOLIDATED and STAND ALONE INCOME STATEMENT
 For the six month period ended June 30, 2003, in accordance with US
                                 GAAP
                          (In EUR Thousands)


                                             Consolidated Stand-Alone
                                             (Unaudited)  (Unaudited)
Basic monthly rentals                              95,641      95,640
Domestic Telephony calls                          187,488     187,750
                                            --------------------------
Domestic Telephony                                283,129     283,390
     International Telephony                       54,627      54,627
Mobile Telephony                                    3,625
Other Revenues                                     48,355      49,887
                                            --------------------------
Total Operating Revenues                          389,736     387,904

Personnel (inc Voluntary Redundancy)             -140,583    -137,321
Other operating expenses                         -138,622    -132,706
Depreciation and Amortization                     -81,989     -74,456
Total Operating expenses                         -361,194    -344,483

Operating income                                   28,542      43,421

Financial, net                                      5,092       6,685

Income before provision for income taxes           33,634      50,106

Provision for Income taxes                         -2,255      -2,228

Net income / (loss)                                31,379      47,878


    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2002 filed with the SEC on June 30, 2003. OTE assumes no obligation to update information in this release.



    CONTACT: OTE:
             Dimitris Tzelepis
             Group Investor Relations Officer
             Tel: +30 210 611 1574
             email: dtzelepis@ote.gr
             or
             Kostas Bratsikas
             Investor Relations
             Tel: +30 210 611 1428
             email: brakon@ote.gr
             or
             Taylor Rafferty:
             London: +44 20 7936 0400
             New York: +1 212-889-4350
             email: ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Hellenic Telecommunications Organization S.A.


                                                  By: /s/ Iordanis Aivazis
                                                  ------------------------------
                                                  Name: Iordanis Aivazis
                                                  Title: Chief Financial Officer

Date: 28 August 2003